Exhibit 99.1

Nordic American Offshore Ltd. Announces Financial Results for the First Quarter of 2019, Change of Company Name to Hermitage Offshore Services Ltd., and Appointment of New CFO.

Hamilton, Bermuda,  June 6, 2019.
Nordic American Offshore Ltd., (the “Company”) announces its financial results for the three months ended March 31, 2019, the change of the Company’s name to Hermitage Offshore Services Ltd. and the appointment of a new Chief Financial Officer.
Results for the Three Months Ended March 31, 2019 and 2018
For the three months ended March 31, 2019, the Company’s net loss was $7.2 million or $0.98 basic and diluted loss per share (based on 7,374,034 weighted average shares outstanding during the first quarter of 2019).  There were no adjusting items to the net loss for the three months ended March 31, 2019.
For the three months ended March 31, 2018, the Company’s net loss was $9.5 million or $1.53 basic and diluted loss per share (based on 6,198,685 weighted average shares outstanding during the first quarter of 2018).  There were no adjusting items to the net loss for the three months ended March 31, 2018.
Share and per share results included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company's common shares, which took effect on January 28, 2019.  There are 18,740,671 common shares outstanding as of the date of this press release.
Company Name Change to Hermitage Offshore Services Ltd.
At the Company’s annual meeting of shareholders held on June 4, 2019, the Company’s shareholders approved changing the name of the Company to “Hermitage Offshore Services Ltd.” which became effective on June 4, 2019.  The Company’s common stock is expected to begin trading on the New York Stock Exchange under its new name and the ticker symbol “PSV” at the start of trading on June 7, 2019. The Company's common stock will be assigned a new CUSIP number of G4511M 108 in connection with the name change.
Appointment of New Chief Financial Officer
The Company has appointed Mr. Christopher Avella as Chief Financial Officer of the Company effective June 4, 2019 succeeding Mr. Bjørn Giæver.  Mr. Avella joins the Company from Scorpio Tankers Inc. (NYSE: STNG), a related party affiliate, where he has served since 2010 and has held the position of Controller since 2014.  Prior to joining Scorpio Tankers Inc., he was with Ernst & Young in its audit practice from 2002 through 2006 and its transaction advisory services practice from 2006 through 2010 where he was a senior manager.  Mr. Avella is a certified public accountant and has a B.S. in accounting from Rutgers University, an M.B.A. from Seton Hall University and an M.S. in finance from Georgetown University.
Emanuele A. Lauro, Chairman and Chief Executive Officer, commented “Nordic American Offshore began a new chapter in the second quarter of 2019 with the agreement to extend waivers under its existing credit facility and the commitment for a new credit facility with the Company’s current lenders (subject to certain conditions precedent) under more favorable terms.  This agreement was followed by the April 2019 recapitalization of the Company through  a new equity line of credit and the acquisition of two anchor handling tug supply vessels and 11 crew boats in exchange for common shares.  Collectively, these transactions have stabilized our balance sheet by significantly reducing our financial leverage and providing liquidity.

I am pleased to report that these transactions, together with the change in the name of the Company to Hermitage Offshore Services Ltd. and the appointment of a new CFO, have brought us into the next phase of our development.  As a result, we believe that we are well-positioned in an offshore market that is showing signs of a broader structural recovery.
The first quarter of 2019 reflects the results of the Company’s fleet of 10 PSVs under significantly weaker market conditions.  While the next several quarters will reflect some legacy contracts from this weaker period, we are encouraged by developments during the second quarter of 2019.  Not only has the market shown significant signs of improvement, but we have re-activated three PSVs during the current quarter that were previously in lay-up.  Spot rates in the North Sea have improved to over $20,000 per day, and utilization has increased.  Consequently, we expect our second quarter of 2019 fixtures and overall financial results to show a clear improvement as compared to the first quarter of 2019.
On behalf of the Company, I want to especially thank Bjørn Giæver, outgoing CFO, for his contribution to the Company during the last 18 months, and I want to welcome Chris Avella as the CFO of Hermitage Offshore Services Ltd.”
Summary of First Quarter of 2019 and Other Recent Events
•
The Company’s platform supply vessels, or PSVs, earned dayrates of $8,863 per on-hire day with an average utilization rate of 73.1% of the available days, resulting in an effective dayrate of $6,481 per available day during the first quarter of 2019.  Three of the 10 PSVs were in warm lay-up during the quarter for a total of 259 days.  These days are not considered as part of the available days.

•
The Company reactivated three PSVs from warm lay-up in the second quarter of 2019.  These vessels were laid up for an aggregate of 45 days during the second quarter of 2019.  All 10 of the Company’s PSVs are now active.

•
Following the Company’s April 2019 acquisition of two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats (as described below) from Scorpio Offshore Holding Inc., or SOHI (a related party affiliate), the Company’s average effective dayrates that have been fixed thus far in the second quarter of 2019 are as follows:

o
10 PSVs (primarily operating in the North Sea) – an effective dayrate of $11,500 for 90% of the available days.  There were three PSVs in warm lay-up during the quarter for a total of 45 days.  These days are not considered as part of the available days.

o
Two AHTS vessels (primarily operating in West Africa) - an effective dayrate of $6,000 for 85% of the available days since the acquisition date of these vessels of April 10, 2019.  No AHTS vessels were laid up during the quarter.

o
11 crew boats (primarily operating in West Africa) - an effective dayrate of $1,100 for 83% of the available days since the acquisition date of these vessels of April 8, 2019.  No crew boats were laid up during the quarter.

•
In April 2019, the Company entered into an agreement with the lenders under its term loan facility, DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ), (the “Initial Credit Facility”), pursuant to which the lenders further extended the waiver of the Company’s compliance with certain financial covenants under such facility until January 31, 2020.

•
In April 2019, the Company received a commitment from the lenders under the Initial Credit Facility, subject to certain conditions precedent, for a new $132.9 million term loan facility to refinance the Initial Credit Facility.  The main terms of this commitment are described below.

•
In April 2019, the Company acquired 13 vessels consisting of two AHTS vessels and 11 crew boats from SOHI in exchange for 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  As part of this acquisition, the Company assumed the aggregate outstanding indebtedness of $9.0 million under a term loan facility with DVB Bank SE, Nordic Branch, or the DVB Credit Facility, relating to the two AHTS vessels.  A summary of the DVB Credit Facility is included below.

•
In March 2019, the Company entered into an Equity Line of Credit with Scorpio Offshore Investments Inc., or SOI, a related party affiliate, and Mackenzie Financial Corporation.  The Equity Line of Credit provides for $20.0 million to be available to the Company on demand in exchange for common shares of the Company priced at 0.94 multiplied by the then-prevailing 30-day trailing volume weighted average price.  In April 2019, the Company issued 3,240,418 common shares under the Equity Line of Credit equally to SOI and Mackenzie Financial Corporation for approximately $2.78 per share or net proceeds of $9.0 million.  There is $11.0 million available under this Equity Line of Credit as of the date of this press release.

•
In January 2019, the Company effected a one-for-ten reverse stock split pursuant to which every ten of the Company's issued common shares were combined into one issued common share.  The Company’s Bye-laws permit the board of directors to effect a reverse stock split without shareholder consent.   Additional information is included below.

Liquidity
As of June 5, 2019, the Company had $8.2 million in cash and cash equivalents.
Drydock Update
The Company’s two AHTS vessels are scheduled for their class required special survey in June and July of 2019.  Each of these vessels are expected to be offhire for approximately 20 days, and the drydock costs are estimated to be approximately $1.4 million per vessel.
Debt
The following table sets forth the principal balance of the Company’s debt outstanding, all of which is classified as current, excluding unamortized deferred financing fees:
	As of
In thousands of U.S. dollars	March 31, 2019	May 30, 2019
Initial Credit Facility	132,900	132,900
DVB Credit Facility	-	9,000
	132,900	141,900

Waiver Extension of Initial Credit Facility
In April 2019, the lenders to the Company’s Initial Credit Facility agreed extend the waivers of certain financial covenants which the Company was not in compliance until January 31, 2020.  Moreover, the Company has received a written commitment from the lenders under its Initial Credit Facility, upon the satisfaction of certain conditions precedent by the Company, including the requirement to raise a minimum of an additional $15.0 million of equity before January 31, 2020, to a new $132.9 million term loan facility with a maturity of December 6, 2023 to refinance the Initial Credit Facility, which has an outstanding balance of $132.9 million as of the date of this press release.
The new $132.9 million term loan is expected to (i) be collateralized by the ten PSVs that currently collateralize the Initial Credit Facility in addition to the 11 crew boats acquired from SOHI, (ii) bear interest at LIBOR plus a margin 3.50% (which is subject to reduction if the Company meets certain Net Debt to EBITDA thresholds) and (iii) be repayable in equal, semi-annual installments of $7.5 million beginning in December 2021 with a balloon payment due upon the maturity date of December 6, 2023.  This new credit facility is also expected to contain the following financial covenants:
•	Cash and cash equivalents shall at all times be equal to or greater than (i) $12,500,000 and (ii) $750,000 per vessel above 2,500 DWT.
•	Current assets shall at all times exceed current liabilities less the current portion of long term liabilities.
•	The ratio of net debt to total capitalization shall be no greater than 0.60 to 1.00.

Acquisition of assets from Scorpio Offshore Holding Inc. and assumption of $9 million of debt
In April 2019, the Company acquired 13 vessels consisting of two AHTS vessels and 11 crew boats from SOHI in exchange for an aggregate of 8,126,219 common shares of the Company at approximately $2.78 per share for an aggregate consideration of $22.6 million.  This transaction was part of the aforementioned series of transactions that the Company entered into in order to stabilize the Company’s financial position and create a more efficient investment vehicle.  Specifically, this transaction enabled the Company to simultaneously expand its fleet and reduce its financial leverage through the issuance of common shares.  The Company has preliminarily concluded that the transaction will be accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets.  Furthermore, the Company is in the process of assessing whether this transaction will be accounted for as a common control and/or a reverse acquisition of assets.
As part of this acquisition, the Company assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility relating to the two AHTS vessels.  The DVB Credit Facility was supplemented on April 10, 2019, (the “DVB Supplemental Agreement”), as part of this transaction.
Under the terms of the DVB Supplemental Agreement, DVB has the right, but not the obligation, to unwind the acquisition of the two AHTS vessels if the minimum of $15.0 million of additional equity (as described above) is not raised by October 31, 2019.  Under this scenario, the shares in the vessel owning subsidiaries for these two vessels (which would include the related net working capital and outstanding indebtedness under the DVB Credit Facility) would be exchanged for the shares of the Company that were previously issued as consideration for the two AHTS vessel transaction on the date of the unwinding.
The DVB Credit Facility bears interest at LIBOR plus a margin of 2.75% and contains a financial covenant whereby the Company must maintain minimum liquidity of an aggregate of $0.75 million in the bank accounts that are pledged as security under the facility.  The terms of this credit facility also require that the Company fund any Excess Earnings (defined as each vessels’ earnings less budgeted operating expenses, interest payments and the maintenance of the minimum liquidity requirement) related to such vessels, up to $3.6 million in aggregate, to a drydock reserve account, the proceeds of which are to be utilized for the vessels’ next scheduled drydock.
For the first 36 months after the initial drawdown date (through September 2020), any Excess Earnings related to each vessel, after funding the minimum liquidity requirement and drydock reserve account, shall be utilized to repay the credit facility.  Starting 39 months after the initial drawdown date, the DVB Credit Facility shall be repaid in consecutive quarterly installments of $0.2 million in aggregate with a balloon payment due upon the maturity date of September 2022.
January 2019 Reverse Stock Split
On January 28, 2019, the Company effected a one-for-ten reverse stock split pursuant to which every ten of the Company's issued common shares were combined into one issued common share.  The purpose of this transaction was to (i) increase the market price for the Company’s common shares and thereby cure the deficiency of the NYSE’s listing rules and (ii) improve the marketability and liquidity of the Company's common shares in an effort to encourage interest and trading in the Company's common shares.  The Company’s Bye-laws permit the Board of Directors to effect a reverse stock split without shareholders’ consent.
There are 18,740,671 common shares outstanding as of the date of this press release.

Nordic American Offshore Ltd. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)
	For the three months ended March 31,
Amounts in USD '000	2019	2018

Charter revenue	4,561	3,407

Vessel Operating Expenses	(5,904)	(5,720)
Voyage Expenses	(392)	(592)
General and Administrative Expenses	(1,144)	(1,169)
Depreciation	(2,026)	(4,261)
Operating Costs	(9,466)	(11,742)
Net Operating Loss	(4,905)	(8,335)

Interest Income	19	88
Interest Expense	(2,357)	(1,367)
Other Financial Income (Expense)	30	122
Total Other Costs	(2,308)	(1,157)
Net Loss	(7,213)	(9,492)
Basic Loss per Share	(0.98)	(1.53)
Weighted Average Number of Common Shares Outstanding - Basic and Diluted	7,374,034	6,198,685
Total Common Shares Outstanding	7,374,034	6,198,685

Nordic American Offshore Ltd. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of:
Amounts in USD '000	March 31, 2019		December 31, 2018

Cash and Cash Equivalents	2,399		8,446
Accounts Receivable, net	2,931		2,602
Prepaid Expenses	982		755
Inventory	981		1,181
Other Current Assets	1,098		1,176
Total Current Assets	8,391		14,160
Vessels, Net	175,660		176,914
Total Non-current Assets	175,660		176,914
Total Assets	184,051		191,074

Accounts Payable	1,309		842
Accounts Payable, related party	309		492
Other Current Liabilities	2,965		3,147
Current Debt	132,546	(1), (2)	0
Total Current Liabilities	137,129		4,481
Non-current Debt	0		132,457
Other Long-term Liabilities	71		71
Total Non-current Liabilities	71		132,528
Shareholders' Equity	46,851		54,065
Total Liabilities and Shareholders' Equity	184,051		191,074

(1) The outstanding principal balance under the Company’s Initial Credit Facility was $132.9 million at each of March 31, 2019 and December 31, 2018.  The amount presented is net of unamortized deferred financing costs of $0.4 million at each of March 31, 2019 and December 31, 2018..

(2)  The outstanding balance under the Company’s Initial Credit Facility has been classified as current as of March 31, 2019.  As described above, the Company was in breach of certain of its financial covenants under its Initial Credit Facility and has obtained waivers of such covenants, the last one extending until January 31, 2020.  Given that this waiver period does not extend 12 months beyond the balance sheet date of March 31, 2019, the debt has been classified as current.

Nordic American Offshore Ltd. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended March 31
Amounts in USD '000	2019	2018
Operating Activities
Net Loss	$(7,214)	$(9,492)
Depreciation	2,026	4,261
Amortization of Deferred Finance Cost	90	90
Overhaul of Engine Costs and Drydock	(654)	(488)
Foreign Currency Gain	(25)	(85)

Changes in Operating Assets and Liabilities:
Accounts Receivables	(329)	(573)
Prepaid and Other Current Assets	(150)	(521)
Inventory	200	(78)
Accounts Payable and Accrued Liabilities	285	(146)
Accounts Payable, Related party	(183)	(21)
Net Cash Outflow from Operating Activities	(5,954)	(7,053)

Investing Activities
Investment in Vessels	(118)	-
Net Cash Outflow from Investing Activities	(118)	-

Financing Activities
Cash Dividends Paid to Shareholders	-	(1,240)
Net Cash Outflow from Financing Activities	-	(1,240)
Net Decrease in Cash and Cash Equivalents	(6,072)	(8,293)
Cash and Cash Equivalents at January 1,	8,446	31,506
Effect of Exchange Rate Changes on Cash	25	85
Cash and Cash Equivalents at March 31,	$2,399	$23,298

Nordic American Offshore Ltd. and Subsidiaries
Other operating data for the three months ended March 31, 2019 and 2018
(unaudited)
	For the three months ended March 31,
	2019	2018

Adjusted EBITDA (1)	$(2,879)	$(4,074)

Platform supply vessels
Average dayrates per on-hire day (2)	$8,863	$9,014
Utilization rate % (3)	73.1%	54.5%
Effective dayrates (4)	6,481	4,916

Vessel operating expenses per day (5)	6,560	6,356

Average number of active vessels	7.12	7.00
Average number of vessels in layup	2.88	3.00
Average number of vessels	10.00	10.00

(1)	See Non-GAAP Measures section below.
(2)
Average dayrates are calculated by subtracting voyage expenses, including bunkers and port charges, from charter revenue and dividing the net amount (net charter revenue) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is unutilized (which includes days in layup) or offhire for drydock and repairs.

(3)	Utilization rates are determined by the number of revenue days divided by the total number of available days (including offhire days and unutilized days) in the period.
(4)	Effective dayrates represent the average day rate multiplied by the utilization rate for the respective period.
(5)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of days (including offhire days and days in layup) in a period.  Vessel operating expenses are lower while a vessel is in lay-up.  There were an aggregate of 259 days and 270 days which vessels were in lay-up during the first quarter of 2019 and 2018, respectively.

About the Company
Hermitage Offshore Services Ltd. (formerly Nordic American Offshore Ltd.) is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats.  The Company’s vessels primarily operate in the North Sea or the West Coast of Africa.  Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.

Non-GAAP Measures
This press release describes net charter revenue and adjusted EBITDA which are not measures prepared in accordance with U.S. GAAP ("Non-GAAP" measures). The Non-GAAP measures are presented in this press release as we believe that they provide investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.
The Company believes that the presentation of net charter revenue and adjusted EBITDA are useful to investors or other users of its financial statements, such as its lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that net charter revenue and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of net charter revenue and adjusted EBITDA may not be the same as reported by other companies in the offshore supply vessel industry or other industries.

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended March 31,
Amounts in USD '000	2019	2018
Net Loss	(7,213)	(9,492)
Interest Income	(19)	(88)
Interest Expense	2,357	1,367
Other Financial Income (Expense)	(30)	(122)
Depreciation	2,026	4,261
Adjusted EBITDA	(2,879)	(4,074)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore supply vessels, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com